Exhibit 99.3

Stikeman Elliott LLP    Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9

Tel: (416) 869-5500    Fax: (416) 947-0866    www.stikeman.com

BY SEDAR	September 18, 2013

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador Department of Government Services and Lands

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Division
Saskatchewan Financial Services Commission

Dear Sirs and Mesdames:

Re:                             Prospectus Supplement of DragonWave Inc. (the “Issuer”)

We refer you to the prospectus supplement (the “Prospectus”) of the Issuer dated September 18, 2013 relating to the offering of units of the Issuer.

We consent to being named in the Prospectus on the face page of the Prospectus and under the heading “Legal Matters and Interests of Experts” and to the use of our legal opinions set out under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinion provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be relied on by any other person or for any other purpose.

Yours very truly,

(Signed) “Stikeman Elliott LLP”

TORONTO

MONTREAL

OTTAWA

CALGARY

VANCOUVER

NEW YORK

LONDON

SYDNEY